May 9, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Kevin L. Vaughn, Accounting Branch Chief

Re:	Palomar Medical Technologies, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 9, 2011
File No. 1-11177

Ladies and Gentlemen:

This letter is in response to the letter from the Commission’s staff dated April 14, 2011 regarding the above referenced filing.  The headings below correspond to the headings in the staff’s letter, and each of the Company’s responses is preceded by the text of the comment from the staff’s letter.

Form 10-K for the year ended December 31, 2010

General

1.	Staff Comment. We note the Commission file number on the cover page of 0-22340 is incorrect. In future filings, please refer to Commission file number 1-11177.

Company Response. As suggested, in future filings, on the cover page, the Company will refer to Commission file number 1-11177.

Notes to Consolidated Financial Statements, page 51

2.	Staff Comment. Please disclose your accounting policies for your patent defense costs, your costs for pursuing patent infringements, and your external legal costs related to intangible assets.

Company Response.  The Company’s policy is to expense patent defense costs, costs for pursuing patent infringements, and external legal costs related to intangible assets in the period which they are incurred.

In future filings, the Company will include the following disclosure:

We expense patent defense costs, costs for pursuing patent infringements, and external legal costs related to intangible assets in the period which they are incurred.

Revenue recognition, page 54

3.
Staff Comment.  Please tell us what criteria are used to assess whether your royalty revenues are determinable and therefore accrued in the period earned and how this differs from royalties you record on a cash basis.

Company Response. SEC Staff Accounting Bulletin 104, Topic 13: Revenue Recognition; establishes four primary criteria that, if present, provide justification for a company to recognize revenue.  The criteria are the following:

•	Persuasive evidence that an arrangement exists;
•	Delivery has occurred or services have been rendered;
•	The seller’s price to the buyer is fixed or determinable; and
•	Collectability is reasonably assured.

On-Going Royalty Revenue

The Company has licensees which are contractually obligated to make payments to the Company between 30 and 45 days after the end of each quarter.  The Company has no obligation to the licensees related to these royalty payments. Between 30 and 45 days after the end of each quarter, licensees send the Company the royalty payment and a royalty report which supports the payment. Until the royalty payment and report are received, the royalty revenue is not determinable as the Company does not know the amount of royalty revenue to recognize.  In addition, as some of our licensees have liquidity issues, collectability of the royalty revenue is not reasonably assured until cash is received.

Back-Owed Royalty Revenue

The Company receives back-owed royalty revenues which result from royalty audits the Company performs on its new and existing licensees. The Company considers the back-owed royalty revenues determinable once the royalty report has been received and agreed upon by both parties and, where disputes exist, upon receipt of the royalty payment.  If the licensee has known liquidity issues and collectability of the royalty revenue is not reasonably assured, the Company recognizes the royalty revenue upon receipt of the royalty payment.

Note 2 – Segment and Geographic Information, page 60

4.
Staff Comment. We note that you generated 4% of your 2010 product and service revenue from Japan.  Please explain to us, with a view toward disclosure, the impact that the earthquake and tsunami that occurred in Japan during March 2011 has had or is expected to have upon your consolidated financial statements and your continuing operations.

Company Response.  During the first quarter of 2011, 3.6% of the Company’s product and service revenue were generated from Japan.  The Company believes that the impact on the first quarter of 2011 consolidated financial statements was not significant as the earthquake and tsunami occurred toward the end of the quarter.  None of the Company’s assets were damaged.  Beginning in the second quarter of 2011 and continuing over the coming quarters, the Company expects a decrease in demand of the Company’s products and services in Japan and an insignificant impact on the Company’s consolidated financial statements and continuing operations.  The decrease in demand will be difficult to quantify, but is currently not expected to have a significant impact on the Company’s consolidated financial statements.

In future filings, the Company will include the following disclosure:

In March 2011, Japan experienced an earthquake and tsunami which has had a significant impact on Japan’s economy and infrastructure.  During the first quarter of 2011, 4% of the Company’s product and service revenue were generated from Japan.  As the earthquake and tsunami occurred toward the end of the first quarter, the Company believes that these events did not seriously impact our consolidated financial statements for the first quarter of 2011.  None of the Company’s assets were damaged.  However, beginning in the second quarter of 2011 and continuing over the coming quarters, the Company expects a decrease in demand of the Company’s products and services in Japan and an insignificant impact on the Company’s consolidated financial statements and continuing operations as Japan struggles to rebuild its economy and infrastructure. The decrease in demand will be difficult to quantify, but is currently not expected to have a significant impact on the Company’s consolidated financial statements.   The Company will continue to assess the effect of the earthquake and tsunami on the Company’s consolidated financial statements and will disclose any significant effects as necessary.

Note 6 – Commitments and Contingencies, page 64

Litigation, page 65

5.
Staff Comment. In future filings, please expand the disclosure of your accounting policy for contingencies to address contingencies deemed reasonably possible, and to address those contingencies where the loss cannot be reasonably estimated, or where only a range of loss can be estimated as required by FASB Accounting Standards Codification Topic 450.

Company Response. As suggested, in future filings, the Company will expand its disclosure of its accounting policy for contingencies to address contingencies deemed reasonably possible, and to address those contingencies where the loss cannot be reasonably estimated, or where only a range of loss can be estimated as required by FASB Accounting Standards Codification Topic 450.

In future filings, the Company will include the following disclosure:

The Company continually assesses litigation to determine if an unfavorable outcome would lead to a probable loss or reasonably possible loss which could be estimated.  In accordance with the FASB’s guidance on accounting for contingencies, we accrue for all direct costs associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated.  If the estimate of a probable loss is a range and no amount within the range is more likely, we accrue the minimum amount of the range.  In the cases where we believe that a reasonably possible loss exists, we disclose the facts and circumstances of the litigation, including an estimable range, if possible.

6.
Staff Comment. We note the litigation disclosures appear identical to those made on page 26 and that the disclosure requirements under FASB Accounting Standards Codification Topic 450 are not identical to requirements of Part I, Item 3 of Form 10-K.  We further note your risk factor on page 22 indicates the outcome of litigation could have a materially adverse effect on your results of operations and financial condition, but that reasonably possible losses are not addressed in this footnote.  Please explain the inconsistency in your response and revise these disclosures to address the requirements of FASB Accounting Standards Codification Topic 450 in future filings.

Company Response.  As suggested, in future filings, the Company will revise its disclosures to address the requirements of FASB Accounting Standards Codification Topic 450.

In future filings, the Company will include the following disclosure:

In management’s opinion, we are not currently involved in any legal proceedings other than those specifically identified in Part II, Item 1. Legal Proceedings included in this quarterly report on Form 10-Q, which, individually or in the aggregate, could have a material effect on our financial condition, operations, and/or cash flows.  Losses associated with any of our current litigation as discussed in detail in Part II, Item 1. Legal Proceedings were remote at the time of the filing and as such, we have not recorded any material loss contingencies related to this litigation.

For information about our patent litigation, see Part II, Item 1. Legal Proceedings included in this quarterly report on Form 10-Q.

The risk factor on page 22 indicates the outcome of litigation could have a materially adverse effect on the Company’s results of operations and financial condition, but reasonably possible losses are not addressed in the contingencies footnote.  At both December 31, 2010 and at the time of the filing of the Form 10-K, the Company concluded that a reasonably possible loss related to the outcome of litigation was not determinable and therefore did not disclose an estimated possible loss or a range of reasonably possible losses.  The Company’s intention for the risk factor on page 22 was to warn stakeholders that reasonably possible losses may arise in the future as a result of the current or future litigation, but that such losses were remote at the time of the filing.  In future filings, the Company will clarify the risk factor so that it is not inconsistent with the contingency footnote.

In future filings, the Company will include the following disclosure:

Claims by others that our products infringe their patents or other intellectual property rights could prevent us from manufacturing and selling some of our products or require us to pay royalties or incur substantial costs from litigation or development of non-infringing technology.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights.  The light-based cosmetic and dermatology industry in particular is characterized by a large number of patents and related litigation regarding patents and other intellectual property rights. Because our resources are limited and patent applications are maintained in secrecy for a period of time, we can conduct only limited searches to determine whether our technology infringes any patents or patent applications. Any claims for patent infringement, regardless of merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause shipment delays, require us to develop non-infringing technology or to enter into royalty or licensing agreements. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.  Although patent and intellectual property disputes in the light-based industry have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and often require the payment of ongoing royalties, which could have a negative impact on gross margins. There can be no assurance that necessary licenses would be available to us on satisfactory terms, or that we could redesign our products or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling some of our products. Although we believe a loss is remote at the time of this filing, an unfavorable outcome could have a material adverse effect on our business, results of operations, and financial condition.

The patent infringement lawsuit that Candela Corporation brought against us is no longer pending, but could be brought again.  (For more information about our patent litigation, see Part II, Item 1. Legal Proceedings.)  Litigation with Candela would be expensive and protracted, and our intellectual property position could be weakened as a result of an adverse ruling or judgment. Whether or not we are successful in such lawsuit, litigation consumes substantial amounts of our financial resources and diverts management’s attention away from our core business. Public announcements concerning such litigation that are unfavorable to us could result in significant declines in our stock price. An adverse ruling or judgment in such a matter could cause our stock price to decline significantly.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We hope that the above responses will be acceptable to the Staff. Please do not hesitate to contact me if you have any further questions or comments.

Very truly yours,

By:   /s/ Paul S. Weiner
         Paul S. Weiner, Chief Financial Officer